(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: Quarter Ended September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Synova Healthcare Group, Inc.

Full Name of Registrant:

N/A

Former name if applicable:

1400 North Providence Road, Suite 6010

Media, Pennsylvania 19063

Address of Principal Executive Office:

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Synova Healthcare Group, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2006 (the “Form 10-QSB”) within the prescribed period. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-QSB and its interim financial statements for the period ended September 30, 2006. As a result, the Company’s independent public accountants will not be able to complete their review of such interim financial statements and Form 10-QSB on a timely basis. This inability to timely file the Form 10-QSB could not have been eliminated by the Company without unreasonable effort or expense.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Edwards (Name)	(610) (Area Code)	565-7080 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-QSB, subject to finalization and completion of a review by the Company’s independent registered public accounting firm, an estimated net loss of approximately $1.9 million for the three months ended September 30, 2006 as compared to a net loss of $997,920 for the same period in 2005, and a net loss of approximately $6.3 million for the nine months ended September 30, 2006 as compared to a net loss of $2,726,870 for the same period in 2005. The increases in net loss primarily resulted from (i) the recognition of expense attributable to the Company’s investment in BioPad Ltd.; (ii) increases in personnel expenses and general and administrative expense during the period resulting from, among other things, the hiring of four executive officers after March 31, 2005 and required compliance with SFAS No. 123R; (iii) increases in the Company’s selling and marketing expenses incurred during the period in connection with its business of marketing and selling non-invasive diagnostic test products, including the launch of its new Fem-V™ product offering; (iv) professional fees and other expenses attributable to becoming a public company in August 2005 and to the Company’s business development activities; (v) increases in interest expense attributable to increased borrowing on the Company’s line of credit and outstanding debt financings; and (vi) penalties incurred under certain of the Company’s registration rights agreements.

SYNOVA HEALTHCARE GROUP, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	By:	/s/ Robert L. Edwards
	Name:	Robert L. Edwards
	Title:	Chief Financial Officer